SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934



                                   OROAMERICA, INC.
                                   (Name of Issuer)


                            Common Stock, $.001 par value

                            (Title of Class of Securities)


                                     687027 10 2
                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    April 30, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 16 Pages

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  124,200
        SHARES           8   Shared Voting Power:  120,000
        BENEFICIALLY     9   Sole Dispositive Power:  111,900
        OWNED BY        10   Shared Dispositive Power:  209,600
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        321,500

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.15%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  244,200
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  321,500
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        321,500

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.15%

    14  TYPE OF REPORTING PERSON:  HC

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  244,200
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  321,500
        EACH REPORTING
        PERSON WITH


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        321,500

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.15%

    14  TYPE OF REPORTING PERSON:  IN

          ITEM 1.   Security and Issuer.

                    This Statement relates to the shares of common stock, $.001 par value ("Shares"), of OroAmerica, Inc. (the "Company"). The address of the Company is 443 North Varney Street, Burbank, California 91502.

          ITEM 2.   Identity and Background.

                    This  Statement  is  being  filed by  Peter  Cundill  &
          Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

               A.   PCB

                    (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                                   15 Alton Hill
                                   Southampton SN 01
                                   Bermuda

                    The officers of PCB are:

                    Name                Office

                    F. Peter Cundill    President
                    John R. Talbot      Vice President
                                          and Secretary
                    Maureen J. Crocker  Vice President

                    (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

               Name:                    F. Peter Cundill


               Position:                President and Director
               Business Address:        Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
               Citizenship:             Canadian
               Principal Occupation:    Investment Advisor


               Name:                    John R. Talbot

               Position:                Vice President, Secretary
                                          and Director
               Business Address:        The Corner House
                                        Church & Parliament Streets
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Director & Manager, Roche
                                        International Ltd.


               Name:                    Maureen J. Crocker

               Position:                Vice President
               Business Address:        1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
               Citizenship:             Canadian
               Principal Occupation:    Executive Assistant to
                                        F. Peter Cundill

               Name:                    Nicolas G. Trollope

               Position:                Director
               Business Address:        Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Partner in the law
                                        firm of Conyers, Dill
                                        & Pearman


               Name:                    Stephen W. Kempe
               Position:                Director
               Business Address:        65 Front Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Executive Vice President,
                                        Bank of N.T.
                                        Butterfield & Son Ltd.


               Name:                    Graham B.R. Collis


               Position:                Director
               Business Address:        Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
               Citizenship:             British
               Principal Occupation:    Partner in the law
                                        firm of Conyers, Dill &
                                        Pearman


                    (3)     Holdings  is  a  controlling   person  of  PCB.
          Information as required by this Item 2 is furnished in Part B of this Item 2.

               B.   Holdings.

                    (1)  Holdings is a Bermuda corporation. Its address is:

                                   15 Alton Hill
                                   Southampton SN 01
                                   Bermuda

                    The officers of Holdings are:

                    Name                Office

                    F. Peter Cundill    President
                    John R. Talbot      Vice President
                                          and Secretary

                    (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this Item 2):

               Name:                    F. Peter Cundill

               Office:                  President and Director


               Name:                    John R. Talbot

               Office:                  Vice President, Secretary
                                          and Director


               Name:                    Stephen W. Kempe

               Office:                  Director


               Name:                    Graham B.R. Collis

               Office:                  Director


               Name:                    Nicolas G. Trollope

               Office:                  Director


                    (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

               C.   Cundill.

                    The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

               D.   Proceedings.

                    During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 147,300 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $680,818.03. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (2)  Acting  on behalf  of  various  of its  investment
               advisory clients, PCB purchased a total of 61,900 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $287,436.29. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (3) Acting on behalf of Cundill Security Fund, an unincorporated trust governed by the laws of British Columbia ("Security Fund"), PCB purchased a total of 50,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $232,740.82. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Security Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (4) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 62,300 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $288,911.29. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                         Individually  PCA does not  beneficially own 5% or
               more of the Shares. Due to the investment management services provided by PCB to PCA, its own investment advisory clients, Security Fund and International, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2), (3) and (4) above.

                    All dollar amounts are in United States dollars.

          Item 4.   Purpose of Transactions.

                    The Shares  were acquired for  the purpose of  making a
          profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more Shares or sell some or all of the Shares from time to time.

          Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of              Percentage
          Beneficially Owned By:         Ownership               of Class

          (A)  PCB:
                  77,300        Shared Dispositive Power
                                Only  (1)                          1.24%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (2)             1.12%

                  50,000        Shared Voting and Sole
                                Dispositive Power  (3)             0.80%

                  62,300        Sole Voting and Shared
                                Dispositive Power  (4)             1.00%

                  61,900        Sole Voting and Sole
                                Dispositive Power (5)              1.00%

                 321,500                                           5.15%


          (B)  Holdings:

                  77,300        Shared Dispositive Power
                                Only  (6)                          1.24%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (7)             1.12%

                  50,000        Shared Voting and Shared
                                Dispositive Power  (8)             0.80%

                  62,300        Shared Voting and Shared
                                Dispositive Power  (9)             1.00%

                  61,900        Shared Voting and Shared
                                Dispositive Power (10)             1.00%

                 321,500                                           5.15%


          (C)  Cundill:

                  77,300        Shared Dispositive Power
                                Only  (11)                         1.24%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (12)            1.12%

                  50,000        Shared Voting and Shared
                                Dispositive Power  (13)            0.80%

                  62,300        Shared Voting and Shared
                                Dispositive Power (14)             1.00%

                  61,900        Shared Voting and Shared
                                Dispositive Power (15)             1.00%

                 321,500                                           5.15%


          (1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (2) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (3) Such Shares are owned by Security Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Security Fund.

          (4) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

          (5) Such Shares are owned by investment advisory clients of PCB. By reason of its investment advisory relationship with such clients, PCB (as between itself and its clients) has sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCB.

          (6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (12) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (13) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (14) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (15) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

               TRANSACTIONS

               No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

          Reporting       Sale/                   No. of         Price Per
           Person       Purchase     Date         Shares           Share

          PCB           Purchase    3/5/96         4,000           $4.56
                         "          3/6/96         3,300           $4.56
                         "          3/14/96        1,000           $4.56
                         "          3/15/96        2,800           $4.69
                         "          3/18/96          700           $4.69
                         "          3/19/96        1,100           $4.69
                         "          3/22/96          400           $4.69
                         "          3/25/96        6,700           $4.69
                         "          3/27/96       20,000           $4.63
                         "          4/9/96         1,200           $4.50
                         "          4/30/96        5,700           $4.75

          PCB on        Purchase    3/5/96         4,000           $4.56
          behalf of      "          3/6/96         3,300           $4.56
          PCA            "          3/14/96        1,000           $4.56
                         "          3/15/96        2,900           $4.69
                         "          3/18/96          600           $4.69
                         "          3/19/96        1,100           $4.69
                         "          3/22/96          400           $4.69
                         "          3/25/96        6,700           $4.69
                         "          3/27/96       20,000           $4.63
                         "          4/9/96           400           $4.50
                         "          4/30/96        1,900           $4.75

          PCB on        Purchase    3/5/96         4,000           $4.56
          behalf of      "          3/6/96         3,300           $4.56
          Inter-         "          3/14/96        1,000           $4.56
          national       "          3/15/96        2,800           $4.69
                         "          3/18/96          700           $4.69
                         "          3/19/96        1,000           $4.69
                         "          3/22/96          500           $4.69
                         "          3/25/96        6,700           $4.69
                         "          3/27/96       20,000           $4.63
                         "          4/9/96           400           $4.50
                         "          4/30/96        1,900           $4.75


          Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

                    PCB has entered into an agreement with PCA, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

                    PCB and Security Fund are parties to a Master
          Investment Counsel Agreement, a copy of which is incorporated herein by reference, pursuant to which PCB is granted the exclusive right to supervise the assets and securities portfolio of Security Fund.

                    PCB has entered into an agreement with International, a copy of which is incorporated by reference, pursuant to which PCB has sole voting and shared dispositive power over the investments of International.

          Item 7.   Materials Filed as Exhibits.

                    In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits have been previously filed in paper format and are not required to be restated electronically.

                    Exhibit 1 -  Agreement dated December 28, 1984 between
                                 PCB and PCA (previously filed as Exhibit 1 to Item 7 of Amendment No. 1 to this
                                 Schedule 13D filed on February 13, 1992).

                    Exhibit 2 -  Master Investment Counsel Agreement dated
                                 June 1, 1995 between PCB and the Trustee of Security Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 3 -  Management Agreement dated September 18,
                                 1985 between PCB and International
                                 (Incorporated by reference to Exhibit 7 to Item 7 of Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 6, 1995 with respect to the common stock of Dart Group Corporation.)

                    Exhibit 4 -  Power of Attorney for Peter Cundill &
                                 Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 5 -  Power of Attorney for Peter Cundill
                                 Holdings (Bermuda) Ltd (Incorporated by
                                 reference to Exhibit B to Item 7 of
                                 Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 6 -  Power of Attorney for F. Peter Cundill
                                 (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  May 9, 1996            By: Patrick W.D. Turley
                                             Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.


          Date:  May 9, 1996            By: Patrick W.D. Turley
                                             Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  May 9, 1996            By: Patrick W.D. Turley
                                             Attorney-in-Fact*


          *Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.